02028731

416 - 593 - 8122 Ont ✓
202 - 942 - 9624 SEC
604 899 - 6550 B.C
Fax 780 - 422 - 0777 Alta

82-4828

[IN]SIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number DCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4

[BO]X 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

[P]ACIFIC NORTH WEST CAPITAL CORP.

SUPPL

[BO]X 2. INSIDER DATA

[RE]LATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [ ]

DATE OF LAST REPORT FILED — Day: 11 Month: 01 Year: 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — Day: Month: Year:

[CH]ANGE IN RELATIONSHIP FROM LAST REPORT [ ] YES [ ] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROYALL

GIVEN NAMES: JOHN

STREET: 2303 W. 41st Ave. APT:

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 688 - 2582

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [X] UNITED STATES
  - [ ] NASDAQ
  - [X] SEC

[BO]X 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ [DES]IGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ U.S.	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
[O]PTIONS	304,000							304,000	D	
[C]OMMON	166,190	05 04 02	16	166,666		0.60		332,856	D	

PROCESSED
MAY 1 4 2002
THOMSON FINANCIAL

[AT]TACHMENT [ ] YES [X] NO

[Th]is form is used as a uniform report for the insider reporting requirements [un]der all provincial securities Acts, *Bank Act, Cooperative Credit Associations* [Act], *Insurance Companies Act, Trust and Loan Companies Act* and [C]*anada Business Corporations Act*. The terminology used is generic to [ac]commodate the various Acts.

[CO]RRESPONDENCE [X] ENGLISH [ ] FRENCH

[KE]EP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROYALL

SIGNATURE: [signature]

DATE OF THE REPORT: Day 09 Month 04 Year 02

PFN